UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7)	☐

Kabushiki Kaisha Tokushima Ginkou Kabushiki Kaisha Kagawa Ginkou
(Name of Subject Company)
The Tokushima Bank, Ltd. The Kagawa Bank, Ltd.
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
The Tokushima Bank, Ltd.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
The Tokushima Bank, Ltd. Attn: Hitomi Fujii General Manager of Planning Department 1-16, Tomidahama, Tokushima City, Tokushima 770-8648, Japan Tel: +81 88 623 3111
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number

(1)
Notification with Respect to the Execution of an Agreement Concerning the Establishment of a Joint Holding Company (Share Transfer) by The Tokushima Bank, Ltd. and The Kagawa Bank, Ltd. and the Preparation of a Share Transfer Plan (dated September 14, 2009)

Item 2.  Informational Legends

The required legend is included on prominent portions of the document referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

The Tokushima Bank, Ltd. is submitting to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE TOKUSHIMA BANK, LTD.

By:	/s/	Shinichi Kakiuchi
Name:		Shinichi Kakiuchi
Title:		President

Date:   September 15, 2009